Exhibit 1-KPMG Statement

September 10, 2012

New Covenant Funds

c/o SEI Investments Management Corp.

One Freedom Valley Drive

Oaks, PA 19456

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the New Covenant Funds (the Funds) on or about September 10, 2012, which contains notification of the registrant’s inability to file its Form N-CSR by September 10, 2012. We have read the Funds’ statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Funds’ financial statements as of and for the year ended June 30, 2012, to be included in its Form N-CSR filing.

Very truly yours,

/s/ KPMG LLP